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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER

(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR                                     CUSIP NUMBER

     For Period Ended: June 30, 1997                                                                -----------------------------

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

 THE LAMAUR CORPORATION
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Full Name of Registrant

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Former Name if Applicable

 ONE LOVELL AVENUE
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Address of Principal Executive Office (Street and Number)

 MILL VALLEY, CA 94941
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable | effort or expense; |
  |_| | (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, | or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the | calendar day following the prescribed due date; and subject quarterly report of transition report on Form 10-Q, or | portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and | | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                                                                                     (Attach Extra Sheets if Needed)


The Company has not been able to complete its financial statements, and it is currently in the process of analyzing certain accounts to finalize the statements. This problem stems from the delays and difficulties the Company has experienced in connection with completing the integration of its new MIS system. The Company is currently working with its outside consultants to overcome the difficulties it is encountering with respect to these accounts and to take whatever remedial action, if any, is required. Should the initial procedures currently underway not result in the Company being satisfied that its financial statements are complete, additional procedures may be required which could significantly delay the release of the Company's financial results for the three months and six months ended June 30, 1997.

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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

             John D. Hellmann                                (415)                                       380-8200
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   The results cannot be reasonably estimated for the reasons set forth in part III above.

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                                                    THE LAMAUR CORPORATION
                                        ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date __August 14, 1997_____________________                                   By_____/s/JOHN D. HELLMANN___________________________
                                                                                John D. Hellmann
                                                                                Vice President, Chief Financial Officer


----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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